Issuer Free Writing Prospectus
Filed by CapitalSource Inc.
Pursuant to Rule 433 Under the Securities Act of 1933
Registration Statement on Form S-3; File No. 333-130681
CAPITALSOURCE INC.
Offering of $250,000,000 7.250% Senior Subordinated Convertible Notes due 2037
This free writing prospectus relates only to the offering of $250,000,000 7.250% Senior Subordinated Convertible Notes due 2037 (the “Notes”) and should be read together with the preliminary prospectus supplement dated July 23, 2007 relating to the offering (the “Preliminary Prospectus Supplement”) and the prospectus dated December 23, 2005 (the “Base Prospectus”), including the documents incorporated by reference in the Preliminary Prospectus Supplement and the Base Prospectus.

Issuer:	CapitalSource Inc. (NYSE: CSE)

Guarantor:	CapitalSource Finance LLC

Security:	7.250% Senior Subordinated Convertible Notes due 2037

Legal Format:	SEC Registered

Size:	$250,000,000 ($287,500,000 if the over-allotment option is exercised in full)

Denomination:	$1,000 per Note

Maturity Date:	July 15, 2037

Net Proceeds:	$243,800,000 ($280,550,000 if the over-allotment option is exercised in full)

Issuer Redemption:	At the option of the Company, in whole or in part, on or after July 20, 2012

Investor Puts:	Cash put at 100% of principal amount plus accrued and unpaid interest on each of July 15, 2012, 2017, 2022, 2027 and 2032

Coupon:	7.250%

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2008

Fundamental Change Put:	Holders will have the right, at their option, to require the Company to repurchase any or all of the Notes for cash at 100% of principal amount plus accrued and unpaid interest or, at the Company’s election, shares of common stock, in connection with certain events resulting in a fundamental change prior to the maturity date

Conversion Rate:	36.9079 shares per Note

Conversion Price:	$27.09

Reference Stock Price (NYSE Closing Price on July 24, 2007):	$20.07

Anti-Dilution Adjustments:	Dividend protection in the form of conversion rate adjustment for any dividends in excess of $0.60 per share per quarter

Fundamental Change Make-Whole:	If a holder converts Notes in connection with certain events resulting in a fundamental change, the holder will be entitled to additional value in the form of conversion rate adjustment, at a rate established by reference to the following table:

	Effective Price
Effective Date	$ 20.07	$ 22.50	$ 25.00	$ 27.50	$ 30.00	$32.50	$ 35.00	$ 40.00	$ 45.00	$ 50.00	$ 55.00
July 25, 2007	12.9177	8.4082	5.2002	3.0489	1.6502	0.7808	0.2888	0.0110	0.0001	0.0000	0.0000
July 15, 2008	12.9177	8.6432	5.4361	3.2736	1.8558	0.9603	0.4285	0.0403	0.0011	0.0000	0.0000
July 15, 2009	12.9177	8.7250	5.4872	3.3061	1.8812	0.9847	0.4524	0.0505	0.0019	0.0000	0.0000
July 15, 2010	12.9177	8.5942	5.2888	3.0900	1.6885	0.8386	0.3607	0.0353	0.0013	0.0000	0.0000
July 15, 2011	12.9177	8.1176	4.6260	2.3941	1.0946	0.4226	0.1310	0.0059	0.0001	0.0000	0.0000
July 15, 2012	12.9177	7.5365	3.0921	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth on the table above, in which case, if the stock price:
•	is between two stock price amounts in the table or the effective date is between two dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	exceeds $55.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

•	is less than $20.07 per share (subject to adjustment), no additional shares will be added to conversion rate

The conversion rate of the notes shall not exceed 49.8256 per $1,000.00 principal amount of such notes, subject to adjustment in the same manner as the conversion rate.

Use of Proceeds:	Repayment of a portion of outstanding indebtedness under the Company’s unsecured revolving credit facility

Events of Default:	Failure to pay principal or (subject to grace period) interest; failure to provide notice of the occurrence of a fundamental change on a timely basis; certain bankruptcy events; covenant default (subject to grace period); any final judgment or judgments for payment of money in excess of $25.0 million rendered against the Company for any period of 60 consecutive days during which a stay of enforcement is not in effect

Additional Material U.S. Federal Income Tax Considerations Original Issue Discount

The notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes, based on a hypothetical maturity date of July 15, 2012. The amount of OID on a note will equal the excess of the “stated redemption price at maturity” of a note over its “issue price.” For this purpose, the stated redemption price at maturity of a note will equal the sum of its principal amount plus all other payments thereunder, other than payments of “qualified stated interest,” defined generally as stated interest that is unconditionally payable in cash or other property, other than our debt instruments, at least annually at a single fixed rate. Stated interest on the notes will be treated as “qualified stated interest.” The “issue price” of a note is the first price at which a substantial amount of notes are sold for cash, excluding sales to underwriters, placement agents or wholesalers.

Each U.S. holder, whether reporting on the cash or accrual basis of accounting for tax purposes, will be required to include in taxable income for any particular taxable year the daily portion of the OID described in the preceding paragraph that accrues on the note for each day during the taxable year on which such U.S. holder holds the note. Thus, a U.S. holder would be required to include OID in income in advance of the receipt of the cash to which such OID is attributable. A daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID that accrued in such period. The “accrual period” of a note is generally the period between interest payments or compounding dates. The amount of OID that accrues with respect to any accrual period is the product of the note’s “adjusted issue price” at the beginning of such accrual period and its “yield to maturity”, less the amount of any qualified stated interest allocable to such accrual period. The adjusted issue price of a note at the start of any accrual period is equal to its issue price, increased by the accrued OID for each prior accrual period, and reduced by any prior payments made on such note other than payments of qualified stated interest. The yield to maturity of the notes generally is the discount rate that, when applied to all payments to be made under the notes, produces a present value equal to the issue price of the notes. For this purpose, the maturity of a note will be treated as July 15, 2012, the first date on which holders can require us to repurchase a note for cash. If in fact a holder does not require us to repurchase a note for cash on such date, solely for purposes of calculating OID, the note will be treated as retired and then reissued on such date for an amount equal to the note’s adjusted issue price on that date. A U.S. holder’s tax basis in the notes will be increased by the amount of OID included in gross income by such U.S. holder and will be decreased by the amount of any payments received by such U.S. holder with respect to the notes other than payments of stated interest. The amount of original issue discount allocable to any initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of original issue discount allocable to the final accrual period at maturity of the notes will be the difference between (1) the amount payable at maturity of the notes, excluding stated interest, and (2) the notes’ adjusted issue price as of the beginning of the final accrual period.

Trade Date:	July 25, 2007

Settlement Date:	July 30, 2007

CUSIP:	14055X AG7

ISIN:	US14055XAG79

Joint Book-Running Managers:	Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

Co-Manager:	Wachovia Capital Markets, LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at 212-834-4533.
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